EXHIBIT NO. 5.2

JOINT VENTURE AGREEMENT

This JOINT VENTURE AGREEMENT is made on September 14th, 2004, between Consumer Direct of America a Nevada Corporation hereinafter referred to as (“CDA”) and Club Vista Holdings, Inc., a Nevada Corporation hereinafter referred to as (“Club Vista”) and collectively referred to as the Parties (“Party”).

WITNESSETH:

WHEREAS, CDA wishes to be able to offer as a product in it’s mortgage company a Home Equity Line of Credit, hereinafter referred to as (“HELOC”).

WHEREAS, CDA and CLUB VISTA have agreed that the net proceeds of each and every loan shall be split 50/50 between both parties.

NOW THEREFORE, In consideration of the mutual covenants and agreements contained in this Agreement, and in order to consummate the HELOC opportunity.

1. BUSINESS. The parties hereby form a Joint Venture under the name of CDA company existing structure to conduct the placement of mortgage loans in a second position that allows a borrower to obtain cash drawn against home equity loans placed by CDA. The principal office of the business shall be in 6330 S. Sandhill Rd. Las Vegas, Nevada 89120.

2. TERM. The Joint Venture shall begin on September 14, 2004, and shall continue until terminated as herein provided.

3. CREDIT FACILITY. The credit facility of the Joint Venture shall be contributed by CLUB VISTA in the form of a mortgage warehouse credit facility as follows:

A total amount of ten million dollars ($10,000,000.00) shall be the required amount for this opportunity as agreed by CDA and CLUB VISTA. A total amount equal to five million dollars ($5,000,000.00) shall be provided and contributed as a mortgage warehouse credit facility no later than September 20, 2004 by CLUB VISTA to be made available to CDA for the sole purpose of warehousing CDA loans.

Neither party shall withdraw any part of the capital account for any other purpose other than HELOC loans. Upon the demand, the remainder of five million dollars ($5,000,000.00) shall be provided and contributed as a mortgage warehouse credit facility by CLUB VISTA for the benefit of CDA. CDA shall maintain at all times an accounting of the profits and losses of the Joint Venture.

4. NET PROCEEDS. The net proceeds of the Joint Venture shall be divided equally (50/50) between CDA and CLUB VISTA and the net losses if any shall be borne equally by them. A separate income account shall be maintained.

5. COLLATERAL. CDA shall grant CLUB VISTA as security and collateral the Note and Deed of Trust on each and every loan transaction.

6. SALARIES AND DRAWINGS. Neither party shall receive any salary for services rendered to the partnership.

7. INTEREST. No interest shall be paid on the initial contributions to the capital of the Joint Venture or on any subsequent contributions of capital.

8. MANAGEMENT DUTIES AND RESTRICTIONS. CDA shall have all rights in the management of the Joint Venture business; CDA shall devote its entire time to the conduct of the business. CDA shall on behalf of the Joint Venture lend money, or make, deliver, or accept any loan transaction acceptable to the company in the regular course of its business.

9. BOOKS. The Joint Venture books shall be maintained at the principal office of the Joint Venture, and each party shall at all times have access thereto. The books shall be kept using the normal accounting practice presently in use by the company.

10. VOLUNTARY TERMINATION. The Joint Venture may be dissolved at any time by agreement of the parties, in which event the parties shall proceed with reasonable promptness to liquidate the business of the Joint Venture. The assets of the Joint Venture business shall be used and distributed in the following order: (a) to pay or provide for the payment of all Joint Venture liabilities and liquidating expenses and obligations; (b) to equalize the income accounts of the parties; (c) to discharge the balance of the income accounts of the parties; (d) to equalize the capital accounts of the parties; and (e) to discharge the balance of the capital accounts of the parties.

11. ARBITRATION. Any controversy or claim arising out of or relating to this Agreement, or the breach hereof shall be settled by arbitration in accordance with the rules, then obtaining, of the American Arbitration Association, and judgment upon the award rendered may be entered in any court having jurisdiction thereof.

12. NOTICES. All notices, requests, demands and other communications, which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered or mailed, first class mail, postage prepaid:

To: CDA

Consumer Direct of America
6330 Sandhill Road Suite 8
Las Vegas, Nevada 89120

To: CLUB VISTA

Gary D. Tharaldson
1202 Westrac Drive

Fargo, North Dakuda 58103

or to such other address as such party shall have specified by notice in writing to the other party.

13. ENTIRE AGREEMENT. This Agreement constitutes the entire Agreement and supersedes all prior agreements related to HELOC loans and understandings, oral and written, between the parties hereto with respect to the subject matter hereof.

14. SECTIONS AND OTHER HEADINDS. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

15. GOVERNING LAW. This agreement, and all transactions contemplated hereby, shall be governed by, construed and enforced in accordance with the laws of the State of Nevada. In the event that litigation results from or arises out of this Agreement or the performance thereof, the parties agree to reimburse the prevailing party’s reasonable attorney’s fees, court costs, and all other expenses, whether or not taxable by the court as costs, in addition to any other relief to which the prevailing party may be entitled. In such event, no action shall be entertained by said court or any court of competent jurisdiction if filed more than one year subsequent to the date the cause(s) of action actually accrued regardless of whether damages were otherwise as of said time calculable.

16. CONDITIONS PRECEDENT. In the event that said Conditions Precedent are not fulfilled by the appropriate dates thereof, this Agreement shall be deemed null and void and any amounts advanced previously shall be returned to the Holder forthwith.

17. CONTRACTURAL PROCEDURES. Unless specifically disallowed by law, should litigation arise hereunder, service of process therefore may be obtained through certified mail, return receipt requested; the parties hereto waiving any and all rights they may have to object to the method by which service was perfected.

IN WITNESS WHEREOF, this Agreement has been executed by each of the individual parties hereto and signed by an officer thereunto duly authorized and attested under the corporate seal by the Secretary of the corporate party hereto, all on the date first above written.

Signed, and delivered in the presence of:

By: Michael A. Barron	By: Gary D. Tharaldson

Michael A. Barron, CEO Consumer Direct of America	Gary D. Tharaldson Club Vista Holdings, Inc.

By: Wayne Bailey

Wayne Bailey, CFO, COO
Consumer Direct of America